Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6883)

POLL RESULTS OF THE ANNUAL GENERAL MEETING

HELD ON MAY 23, 2012

The Board is pleased to announce that the resolutions as set out in the notice of the AGM dated April 19, 2012 were duly passed by the Shareholders by way of poll at the AGM held on May 23, 2012.

Reference is made to the notice of the Annual General Meeting (the “AGM”) of Melco Crown Entertainment Limited (the “Company”) dated April 19, 2012.

The board of directors (the “Board”) is pleased to announce that the resolutions as set out in the notice of the AGM dated April 19, 2012 were duly passed by the shareholders of the Company (the “Shareholders”) by way of poll at the AGM held on May 23, 2012. Computershare Hong Kong Investor Services Limited, the Hong Kong share register of the Company, was appointed as the scrutineer for the vote-taking at the AGM.

The poll results in respect of all the resolutions proposed at the AGM are set out below:

	Ordinary Resolutions	Number of Votes (%)
		For	Against
1.	To ratify the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission and to receive and adopt the financial statements and the directors’ and auditors’ reports for the year ended December 31, 2011.	1,350,128,208 (99.99%)	163,221 (0.01%)
The resolution was duly passed as an ordinary resolution.
2.	To ratify the appointment of and re-appoint the independent auditor, Deloitte Touche Tohmatsu, and to authorize the board (the “Board”) of directors (the “Directors”) of the Company to fix their remuneration.	1,321,736,766 (98.05%)	26,291,445 (1.95%)
The resolution was duly passed as an ordinary resolution.

3. (I)	To grant a general and unconditional mandate to the Directors to issue new shares of the Company.	1,223,270,283 (90.65%)	126,142,305 (9.35%)
The resolution was duly passed as an ordinary resolution.
3.(II)	To extend the general mandate granted to the Directors to issue new shares of the Company.	1,223,580,522 (90.68%)	125,727,318 (9.32%)
The resolution was duly passed as an ordinary resolution.
4.	To grant a general and unconditional mandate to the Directors to repurchase shares of the Company.	1,349,262,267 (99.94%)	825,528 (0.06%)
The resolution was duly passed as an ordinary resolution.
5.(I)(a)	To re-elect Mr. Lawrence Yau Lung Ho as the Director.	1,347,067,764 (99.78%)	3,007,527 (0.22%)
The resolution was duly passed as an ordinary resolution.
5.(I)(b)	To re-elect Mr. James Douglas Packer as the Director.	1,346,906,151 (99.77%)	3,091,719 (0.23%)
The resolution was duly passed as an ordinary resolution.
5.(I)(c)	To re-elect Mr. John Peter Ben Wang as the Director.	1,346,822,940 (99.77%)	3,136,827 (0.23%)
The resolution was duly passed as an ordinary resolution.
5.(I)(d)	To re-elect Mr. Yuk Man Chung as the Director.	1,346,888,253 (99.77%)	3,137,529 (0.23%)
The resolution was duly passed as an ordinary resolution.
5.(I)(e)	To re-elect Mr. William Todd Nisbet as the Director.	1,346,765,817 (99.77%)	3,091,380 (0.23%)
The resolution was duly passed as an ordinary resolution.
5.(I)(f)	To re-elect Mr. Rowen Bruce Craigie as the Director.	1,346,763,462 (99.77%)	3,095,250 (0.23%)
The resolution was duly passed as an ordinary resolution.
5.(I)(g)	To re-elect Mr. James Andrew Charles MacKenzie as the Director.	1,349,439,879 (99.96%)	504,600 (0.04%)
The resolution was duly passed as an ordinary resolution.
5.(I)(h)	To re-elect Mr. Thomas Jefferson Wu as the Director.	1,349,507,550 (99.97%)	449,043 (0.03%)
The resolution was duly passed as an ordinary resolution.
5.(I)(i)	To re-elect Mr. Yiu Wa Alec Tsui as the Director.	1,325,634,411 (98.90%)	14,715,378 (1.10%)
The resolution was duly passed as an ordinary resolution.
5.(I)(j)	To re-elect Mr. Robert Wason Mactier as the Director.	1,349,380,242 (99.96%)	513,831 (0.04%)
The resolution was duly passed as an ordinary resolution.
5.(II)	To authorize the Board to fix the remuneration of all the Directors.	1,322,451,942 (97.96%)	27,477,942 (2.04%)
The resolution was duly passed as an ordinary resolution.

	Special Resolutions	Number of Votes (%)
		For	Against
6.	To approve the adoption of the Chinese Company name: “ ”.	1,348,800,240 (99.94%)	771,189 (0.06%)
The resolution was duly passed as a special resolution.
7.	To amend the existing Amended and Restated Memorandum of Association (the “Memorandum”) and existing Amended and Restated Articles of Association (the “Articles”) of the Company, in the manner detailed in the notice convening the meeting, through the adoption of a replacement Amended and Restated Memorandum of Association and Articles of Association (the “New Memorandum and Articles”) and to authorize the Directors to do all such acts, deeds and things and execute all documents they consider necessary or expedient in connection with the implementation of or to give effect to the aforesaid amendment of Memorandum and Articles, including, without limitation, causing to be prepared and filed with the Cayman Islands Registrar of Companies, the New Memorandum and Articles adopted pursuant to this resolution.	1,348,211,676 (99.92%)	1,042,110 (0.08%)
The resolution was duly passed as a special resolution.

As of the date of AGM, the total number of shares of the Company was 1,657,115,300, which was the total number of shares entitling the shareholders to attend and vote for or against the resolutions proposed at the AGM. There were no restrictions on any Shareholders to cast votes of the proposed resolutions at the AGM and there were no shares entitling the Shareholders to attend and vote only against any of the proposed resolutions at the AGM. No Shareholder was required to abstain from voting at the AGM for approving the resolutions proposed at the AGM.

By Order of the Board of Melco Crown Entertainment Limited Stephanie Cheung Company Secretary

Macau, May 23, 2012

As at the date of this document, the Board comprises one executive Director, namely Mr. Ho, Lawrence Yau Lung (Co-Chairman and Chief Executive Officer); five non-executive Directors, namely Mr. Packer, James Douglas (Co-Chairman), Mr. Wang, John Peter Ben, Mr. Chung, Yuk Man, Mr. Nisbet, William Todd, and Mr. Craigie, Rowen Bruce; and four independent non-executive Directors, namely Mr. MacKenzie, James Andrew Charles, Mr. Wu, Thomas Jefferson, Mr. Tsui, Yiu Wa Alec, and Mr. Mactier, Robert Wason.

This announcement is proposed in both English and Chinese and in the event of inconsistency, the English text of this announcement shall prevail over the Chinese text.

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